WILLIAMS PARTNERS L.P.

One Williams Center, Suite 4900

Tulsa, Oklahoma 74172-0172

March 30, 2012

Via EDGAR and Hand Delivery

Ms. Mara L. Ransom

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Re:	Williams Partners L.P. Registration Statement on Form S-3

Filed March 2, 2012

File No. 333-179883

Dear Ms. Ransom:

On behalf of Williams Partners, L.P. (the “Partnership,” “we,” “our” or “us”), this letter responds to your letter, dated March 22, 2012 (the “Comment Letter”), regarding the above-referenced Registration Statement on Form S-3 filed on March 2, 2012. Each response of the Partnership is set forth in ordinary type beneath the corresponding comment of the Staff of the Division of Corporation Finance (the “Staff”) from the Comment Letter appearing in bold type. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. The page references in our responses are to the revised prospectus included in Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which is being filed today by electronic submission. The Partnership’s Registration Statement on Form S-4, File No. 333-179883, as amended as of the date of this letter, is referred to herein as the “Registration Statement.” We have included with this letter a marked copy of Amendment No. 1 for your convenience.

Incorporation by Reference, page 3

1.	Please include the Form 8-K filed on March 20, 2012 in the list of documents incorporated into the registration statement by reference. See Item 12(a)(2) of Form S-3. Please also specifically incorporate each current and periodic report filed between the next amendment to the registration statement and the registration statement’s effective date, or include the language set forth in Question 123.05 of our Securities Act Forms Compliance and Disclosure Interpretations.

Ms. Mara L. Ransom

Securities and Exchange Commission

March 30, 2012

We have included the Partnership’s Form 8-K filed on March 20, 2012 in the list of documents incorporated by reference into the Registration Statement, as amended by Amendment No. 1, and added the language set forth in Question 123.05 of the Staff’s Securities Act Forms Compliance and Disclosure Interpretations.

Selling Unitholder, page 46

2.	Please disclose the person(s) with voting and/or investment control over the shares held by ASP Manager Corp. For guidance, refer to Interpretive Response 240.04 of our Regulation S-K Compliance and Disclosure Interpretations.

We have disclosed on page 46 of Amendment No. 1 the persons who have been identified to us by representatives of Delphi Midstream Partners LLC as being directors of ASP Manager Corp. and who may be deemed to have voting and/or investment control over the common units held by Delphi Midstream Partners LLC.

Part II – Information Not Required in Prospectus, page II-1

Item 17. Undertakings, page II-3

3.	Please provide the undertaking set forth in Item 20.B of Industry Guide 5. Refer to Section II.B.2.a of Securities Act Release 33-6900.

We have included the referenced undertaking on page II-5 of Amendment No. 1, modified by replacing the word “send” with the words “make available to” to reflect the fact that the disclosures required by such undertaking are contained in the reports filed by the Partnership with the Securities and Exchange Commission pursuant to the Exchange Act. As a master limited partnership, we do not mail proxy statements or annual reports to our limited partners, but disclosure satisfying the requirements of the undertaking is included in our Annual Report on Form 10-K, which is made available to investors on EDGAR and in the investor relations section of our website. We have also amended the language under the heading “Where You Can Find More Information” on page 2 of Amendment No. 1 to specify that the disclosures required by the undertaking set forth in Item 20.B of Industry Guide 5 are included in our Exchange Act reports. In addition, we issue a press release each year to notify investors that we have filed our Annual Report on Form 10-K and that copies of such report are available on our website.

We believe that making this information available free of charge to investors via the Partnership’s Exchange Act reports, which are publicly available to investors on EDGAR, on our website and via our offer to mail hard copies to investors that request them, is in accord with the Staff’s guidance on taking advantage of advancements in technology.

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Ms. Mara L. Ransom

Securities and Exchange Commission

March 30, 2012

If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to call the undersigned at (918) 573-0816 or Richard M. Russo of Gibson, Dunn & Crutcher LLP at (303) 298-5715.

Sincerely,

/s/ Craig L. Rainey
Craig L. Rainey, Esq.
General Counsel

cc:	Lisa Kohl, Staff Attorney
Brigitte Lippmann, Special Counsel
Richard M. Russo, Gibson, Dunn & Crutcher LLP
Robyn E. Zolman, Gibson, Dunn & Crutcher LLP